UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 23 May 2024

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities
Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 23 May 2024 — Rule 135c notification - £7bn Rights Issue

Exhibit 99.1

FOR IMMEDIATE RELEASE

23 May 2024

National Grid plc

7 for 24 fully underwritten Rights Issue to raise c.£7 billion

New 5-year investment framework for FY25-29

Deliver £60bn investment in energy infrastructure

To fund a significant step up in capital investment to around £60 billion in energy network infrastructure, the Board of National Grid plc ("National Grid" or the "Company") today announces a capital raise of approximately £7 billion by way of a fully underwritten Rights Issue of 1,085,448,980 New Shares at 645 pence per New Share on the basis of 7 New Shares for every 24 Existing Shares (the "Rights Issue").

National Grid's results for the year ended 31 March 2024 have been released today in an accompanying announcement.

SUMMARY OF BACKGROUND TO AND REASONS FOR THE RIGHTS ISSUE

National Grid plays a critical role in delivering the energy transition across our jurisdictions, by building and maintaining the transmission and distribution infrastructure to enable the connection of cleaner, more affordable renewable energy. Not only will this enable the decarbonisation of the economies we serve, it will also ensure we can meet the demand growth we anticipate from a more technology-enabled economy, as well as greater electrification of homes, heating and vehicles.

The opportunities presented by the growth of electricity demand, and the consensus among our regulators and jurisdictions of the urgent need for decarbonisation are unprecedented. It's against this backdrop that we expect to significantly increase our capital investment over the next five years.

Our geographic position and our work with governments and regulators provides us with an unprecedented growth opportunity that we expect will create substantial value for our shareholders. This investment in new infrastructure will enhance resiliency and enable the jurisdictions in which we operate to make meaningful progress in their journeys towards a decarbonised energy system. The step-up in investment as set out in our new 5-year financial framework underscores National Grid's position as one of the FTSE's biggest investors in the delivery of the energy transition. Over the last three years we have reshaped our portfolio and now have a mix of businesses that is increasingly weighted towards electricity transmission and distribution, making us well-placed to capture the significant network growth opportunities that lie ahead. With our operational and regulatory capabilities, combined with a strong track record of delivery, we are confident that we can deliver this step-up in new infrastructure that will provide greater levels of energy security and enable diversification of energy sources to help decarbonise the economies we serve.

The Board unanimously believes that raising net proceeds of approximately £6.8 billion through the Rights Issue will give the Group appropriate financial flexibility to deliver the Group's strategy over the 5-year financial framework, and funding clarity until at least the end of the RIIO-T3 period.

The Rights Issue net proceeds of approximately £6.8 billion will principally be utilised to fund a higher-growth investment phase for the Group, with around £60 billion of capital investment expected during the 5-year period from FY25 to FY29. In the near term, to support efficient management of funding costs, approximately £750 million of the net proceeds will be used to refinance a portion of the Group's outstanding hybrid bonds that have first call dates in the next 15 months.

INDICATIVE SUMMARY TIMETABLE OF PRINCIPAL EVENTS

Announcement of Rights Issue ...

23 May 2024
Admission and commencement of dealings in New Shares, nil paid, on the London Stock Exchange ...........................................................................................................................................

8.00 a.m. on 24 May 2024

It is expected that the dealings in the New Shares on the London Stock exchange will commence at 8.00 a.m. (London time) on 12 June 2024.

FOR FURTHER INFORMATION, PLEASE CONTACT:

National Grid:

Investors
Nick Ashworth	+44 (0) 7814 355 590
Angela Broad	+44 (0) 7825 351 918
James Flanagan	+44 (0) 7970 778 952

Media
Molly Neal	+44 (0) 7583 102 727
Danielle Dominey-Kent	+44 (0) 7977 054 575
Lyndsey Evans	+44 (0) 7714 672 052

Brunswick	+44 (0) 20 7404 5959
Susan Gilchrist
Dan Roberts
Peter Hesse

IMPORTANT NOTICES

This announcement has been issued by and is the sole responsibility of the Company. The information contained in this announcement is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purpose whatsoever on the information contained in this announcement or on its accuracy or completeness. The information in this announcement is subject to change without notice.

This announcement is not a prospectus but an advertisement. Neither this announcement nor anything contained in it shall form the basis of, or be relied upon in conjunction with, any offer or commitment whatsoever in any jurisdiction.

This announcement does not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States. The Nil Paid Rights, the Fully Paid Rights and the New Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") or under any securities laws of any state or other jurisdiction of the United States and may not be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States or other jurisdiction. There will be no public offer of the Nil Paid Rights, the Fully Paid Rights, the Provisional Allotment Letters or the New Shares in the United States. Subject to certain limited exceptions, Provisional Allotment Letters have not been, and will not be, sent to, and Nil Paid Rights have not been, and will not be, credited to the CREST account of, any Qualifying Shareholder with a registered address in or that is known to be located in the United States. None of the New Shares, the Nil Paid Rights, the Fully Paid Rights or the Provisional Allotment Letters, this announcement or any other document connected with the Rights Issue has been or will be approved or disapproved by the United States Securities and Exchange Commission or by the securities commissions of any state or other jurisdiction of the United States or any other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Shares, the Nil Paid Rights, the Fully Paid Rights or the accuracy or adequacy of the Provisional Allotment Letters, this announcement or any other document connected with the Rights Issue. Any representation to the contrary is a criminal offence in the United States.

The distribution of this announcement, the Prospectus, the Provisional Allotment Letter and the offering or transfer of Nil Paid Rights, Fully Paid Rights or New Shares into jurisdictions other than the United Kingdom may be restricted by law, and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions.

This announcement does not constitute a recommendation concerning any investor's options with respect to the Rights Issue. The price and value of securities can go down as well as up. Past performance is not a guide to future performance. The contents of this announcement are not to be construed as legal, business, financial or tax advice. Each shareholder or prospective investor should consult his, her or its own legal adviser, business adviser, financial adviser or tax adviser for legal, financial, business or tax advice. Acquiring investments to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested.

FORWARD-LOOKING STATEMENTS

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements or targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US, as well as the future of system operation in the UK; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including or due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of a stake in its UK Gas Transmission and Metering business, its strategic infrastructure projects and joint ventures and the separation and transfer of the ESO to the public sector. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 226 to 231 of National Grid's Annual Report and Accounts for the year ended 31 March 2024, which is published today. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 23 May 2024